
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

May 11, 2009

Mr. James A. Cole
Chief Executive Officer
Noble Innovations, Inc.
3044 North 33rd Avenue
Phoenix, Arizona 85017

> **Re: Noble Innovations, Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 8, 2009**
> **File No. 000-53433**

Dear Mr. Cole:

We have reviewed your filing and have the following comments. We have
limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think
you should revise your document in response to these comments. If you disagree, we
will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed May 8, 2009

1.   We note that the date of the earliest event reported on the cover page is May
      5, 2009; yet you disclose that M&K was engaged on April 30, 2009. Please
      revise or advise.

2.   It is unclear from your disclosure in the second paragraph whether
      Scharfman's report on the financial statements for either of the past two years
      contained an adverse opinion or disclaimer of opinion, or was modified as to
      uncertainty, audit scope, or accounting principal. Please clarify your
      disclosure throughout the paragraph to refer to Scharfman's reports for each
      of the past two years.

3.   Please revise your disclosure in the third paragraph regarding the period during which there were no disagreements with your former accountant. This period should include the two most recent fiscal years and the subsequent interim period from the end of the most recent fiscal year through the date of Scharfman's resignation. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

4.   Please revise your disclosure in the sixth paragraph regarding the period during which there was no consultation with your new independent accountant. This period should include the two most recent fiscal years and the subsequent interim period through the date of engagement of M&K. Refer to Item 304(a)(2) of Regulation S-K.

5.   We note that you did not file the letter from Scharfman referred to in the fourth paragraph as Exhibit 16. Please do so. Also, please note that you are required file a letter from Scharfman stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree. The updated letter should be filed as an exhibit within two business days of its receipt or 10 business days after filing any amendment. Please acknowledge this obligation. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant